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                                                    Exhibit 23.1

Independent Auditor's Consent

We consent to the incorporation by reference in the Current Report on Form 8-K of Structural Dynamics Research Corporation dated June 30, 1996 of our report dated March 12, 1996 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for income taxes by adopting the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, in 1993) relating to consolidated financial statements of CAMAX Manufacturing Technologies, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 appearing in the Registration Statement No. 333-907 of Structural Dynamics Research Corporation on Form S-4.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
July 1, 1996